Steven R. Jacobs (210) 978-7727 (Direct Dial) (210) 242-4650 (Direct Fax) sjacobs@jw.com

December 11, 2006

United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549-7010
Attention:  Daniel Lee

Re:                       GlobalSCAPE, Inc.
Preliminary Information Statement on Schedule 14C
Filed November 21, 2006

Gentlemen:

We are writing on behalf of our client, GlobalSCAPE, Inc., in response to the Staff’s comment letter dated December 4, 2006.  For purposes of convenience, we have repeated the Staff’s comments and set forth GlobalSCAPE’s responses below the comment to which they relate:

Staff Comment #1.  Preliminary Information Statement.  Please identify the stockholders who approved the amendments to your charter.

GlobalSCAPE Response:  The names of the stockholders who approved the charter amendments have been disclosed on pages 1, 3, 5, 10 and 13.

Staff Comment #2.  Security Ownership of Certain Beneficial Owners and Management, page 7.  We note that your tabular disclosure here is with respect to ownership as of November 13, 2006 — the date the amendments to your charter were approved.  We further note, however, your disclosure on page 3 of recent securities transactions by you and certain stockholders.  As your disclosure suggests that the dilution resulting from such transactions is a reason for the amendments and for general purposes of clarity, please also include additional tabular disclosure reflecting the security ownership giving effect to such recent transactions.

GlobalSCAPE Response:  Additional tabular disclosure reflecting the security ownership giving effect to the recent transactions has been included on Pages 7 and 8.

112 East Pecan Street
Suite 2400	•	San Antonio, Texas 78205	•	(210) 978-7700	•	fax (210) 978-7790

United States Securities
and Exchange Commission

December 11, 2006

Staff Comment #3.  Annual and Quarterly Reports; Incorporation by Reference…  Please update our contact information.

GlobalSCAPE Response:  The SEC’s contact information has been updated.

Staff Comment #4.  Available Information, page 15.  Please advise us of the reason(s) for your incorporation by reference of certain filings into your proxy statement.  Please Note D to Schedule 14A for additional guidance.  In this regard, it does not appear that the reports incorporated by reference have been incorporated in a manner permitted by the items of Schedule 14A.

GlobalSCAPE Response:  After reviewing the requirements of Schedule 14C, GlobalSCAPE has determined that no filings are required to be incorporated by reference and this heading and its contents have been removed.

GlobalSCAPE has acknowledged to us, and has authorized us to communicate to the Staff, GlobalSCAPE’s acknowledgement, that:

•                                        the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                        staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                        the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (210) 978-7727 or Charles R. Poole, GlobalSCAPE’s President and CEO, at (210) 293-7934, should you have any questions or wish to request additional information regarding this matter.

Very truly yours,

/s/ Steven R. Jacobs

Steven R. Jacobs

SRJ:mdw

cc:        Charles R. Poole